UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:
Firsthand Technology Value Fund, Inc.
[CIK: 1495584; EIN number: 27-3008946]

2. Name of Person Relying on Exemption:
Scott Klarquist

3. Address of Person Relying on the Exemption:
85 Broad St, 18th Floor, New York NY 10005

4. Written Material. The following written materials are attached:

PLEASE SEE ATTACHED PDF FILE:

Presentation to SVVC Unitholders, dated January 19, 2022

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent.
The cost of this filing is being borne entirely the filer.

NOTE: Please DO NOT send me your proxy card.

Source:
Scott Klarquist
CIO, Seven Corners Capital Management, LLC info@sevencornerscapital.com
(646) 592-0498